FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui & Co. announces Strategic Alliance with Central Finance, Sumitomo

Mitsui Financial Group in Consumer Finance Business

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 27, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Executive Vice President Chief Financial Officer

April 27, 2007

Mitsui & Co., Ltd.

For immediate release

To whom it may concern

RE: Mitsui & Co. announces Strategic Alliance with Central Finance, Sumitomo Mitsui Financial

Group in Consumer Finance Business

Today, Mitsui & Co. Ltd. (“Mitsui”) agreed to enter into a strategic alliance in consumer finance business with Central Finance Co., Ltd. (“CF”, TSE 8588), Sumitomo Mitsui Financial Group (“SMFG”, TSE 8316), and related subsidiary and affiliated companies (Sumitomo Mitsui Banking Corporation (“SMBC”); Sumitomo Mitsui Card Co., Ltd. (“Sumitomo Mitsui Card”) and Quoq, Inc. (“Quoq”)).

Under this agreement, each of the companies will collaborate to develop high-quality products and services to fulfill the needs of customers, utilizing knowledge and expertise that each company has established.

At the same time, CF will issue new shares and convertible bonds to SMFG, SMBC and Mitsui amounting approximately 7.7 billion yen, 11.7 billion yen and 19.3 billion yen respectively. After the transaction, Mitsui will own 10% of CF’s total issued shares and retain an option to increase its share to 20% on a fully diluted basis.

Conditions of acquisition

Common stock to be issued by CF

(1) Number of Shares	31,638,000 shares (common stock)
(2) Price	607 yen per share
(3) Total amount	19,204,266,000 yen
(4) Payment date	May 14, 2007
(5) Number of shares currently held by Mitsui	Nil
(6) Number of shares Mitsui will hold after acquisition	12,706,000 shares (10% of total issued shares as of May 14, 2007)

Convertible bond to be issued by CF

(1) Total amount	19,500,000,000yen
(2) Amount payable by Mitsui	11,600,000,000 yen
(3) Payment date	May 14, 2007

Mitsui recognizes that the business environment surrounding consumer finance business, including installment finance and credit card business, is experiencing significant change. However, with the domestic consumer spending amounting to approximately 300 trillion-yen expected to continue growing, Mitsui views the consumer finance business as a potentially promising area.

Through this strategic alliance, Mitsui intends to strengthen its financial capabilities and explore further expansion and new opportunities in consumer-related business, utilizing credit card as a part of its financial platform.

Outline of allied companies

(1) Name	Central Finance Co., Ltd.
(2) Location	Nagoya, Japan
(3) Main business	Credit card, Installment finance, Guarantee service, Collection agency service
(4) Date of establishment	Jan 28, 1960
(5) Paid-in capital	9,686 million yen (consolidate basis as of Sep 30, 2006)
(6) Stock exchange listing	Tokyo (8588)

Website: http://www.cfweb.co.jp/ (Japanese only)

(1) Name	Sumitomo Mitsui Financial Group
(2) Location	Tokyo, Japan
(3) Main business	Business administration of subsidiaries and related duties
(4) Date of establishment	Dec 2, 2002
(5) Paid-in capital	1,420,877 million yen (consolidate basis as of Sep 30, 2006)
(6) Stock exchange listing	Tokyo (8316)

Website : http://www.smfg.co.jp/english/

(1) Name	Sumitomo Mitsui Banking Corporation
(2) Location	Tokyo, Japan
(3) Main business	Consumer banking, Corporate banking, treasury markets, Investment banking
(4) Date of establishment	Jan 6, 1996
(5) Paid-in capital	664,986 million yen (as of Sep 30, 2006)
(6) Stock exchange listing	—

Website: http://www.smbc.co.jp/global/

(1) Name	Sumitomo Mitsui Card Co., Ltd.
(2) Location	Tokyo, Japan
(3) Main business	Credit card
(4) Date of establishment	Dec 26, 1967
(5) Paid-in capital	34,000 million yen (as of Sep 30, 2006)
(6) Stock exchange listing	—

Website: http://www.smbc-card.com/ (Japanese only)

(1) Name	Quoq, Inc.
(2) Location	Tokyo, Japan
(3) Main business	Installment finance, Guarantee service, Collection agency service, Credit card
(4) Date of establishment	Apr 5, 1978
(5) Paid-in capital	1,000 million yen (as of Sep 30, 2006)
(6) Stock exchange listing	—

Website: http://www.quoq.co.jp/index.html (Japanese only)

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Tel: +81-3-3285-7910

Corporate Communications Division

Tel: +81-3-3285-7562

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.